

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 25, 2004



04030530

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 1 0 2004
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
25 May 2004 – (ASX Announcement & Media Release/Appendix 3B)
25 May 2004 – (Placement Prospectus)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

ASX ANNOUNCEMENT AND MEDIA RELEASE

The Directors of First Australian Resources Ltd advise that the Company is undertaking a placement of up to 17.5 million ordinary fully paid shares at an issue price of 6.2 cents per share. Every share subscribed for will attract an attaching free option in the Company's existing series of 31 July 2005 listed options. Hartleys Limited is Broker to the Offer.

The placement is being made in accordance with ASX Listing Rule 7.1. A Prospectus will be issued by the company and will be made available when the securities are offered. Members of the Company will be invited to apply for a Prospectus and will be given the opportunity to subscribe for shares and attaching options on a priority basis. The priority will only be extended to those existing shareholders who retain holdings at the closing date nominated below. The Directors intend to seek shareholder approval to participate on the same terms as shareholders under the priority offer.

The placement funds of up to $1,085,000 (before costs) will be used to help finance the exploration activities of the Company, in particular the drilling of the Lake Long Deep well in Louisiana, the Muggles-1 well offshore Carnarvon Basin, the Stokes Bay No 1 well, onshore Canning Basin, the Eagle No 2 well, California, further costs evaluating the results of recent drilling offshore China and to improve the Company's working capital position.

The closing date for shareholder priority has been set at 7 June 2004 in order to enable successful applicants to secure holdings prior to the commencement of both the Muggles-1 well and the Lake Long Deep well both of which are scheduled to commence around mid June 2004.

A copy of the Prospectus will also be made available on the Company's website www.farnl.com.au. Parties interested in participating in the placement may also contact the Company, Tel 08-9322-3939, fax 08-9322-3939 or email admin@farnl.com.au to request a Prospectus. Anyone wishing to acquire the securities will need to complete the application form that accompanies the prospectus.

An Appendix 3B for the relevant securities to be issued is attached.

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN.

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares July 2005 Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,500,000 Ordinary Shares 17,500,000 July 2005 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	6.2 cents per Share, with one free July 2005 Option for every share applied for. The July 2005 Options have an exercise price of 7 cents each on or before 31 July 2005.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares rank equally with existing Ordinary shares. July 2005 Options rank equally with existing July 2005 Options (FAROA). Options have no voting or dividend rights until exercised.
5	Issue price or consideration	Purchase price of 6.2 cents for each share. Attaching July 2005 Options are free.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised pursuant to the Offer will be used to help fund the exploration activities of the Company, in particular the drilling of the Lake Long Deep well in Louisiana, the Muggles-1 well offshore Carnarvon Basin, the Stokes Bay No 1 well, onshore Canning Basin, the Eagle No 2 well, California and further costs evaluating the results of recent drilling offshore China; and to improve the Company's working capital position.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Estimated date – 8 June 2004.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	188,353,009 104,600,335	Ordinary Shares 31 July 2005 Options

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	Items 11 to 33 are not applicable.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

Items 35 – 42 are not applicable

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

       •   The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

+ See chapter 19 for defined terms.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 25 May 2004
              (Director)

Print name: MICHAEL EVANS

FIRST AUSTRALIAN RESOURCES LIMITED

ABN: 41 009 117 293

ASX CODE: FAR



PLACEMENT PROSPECTUS

25 May 2004

For a placement of up to 17,500,000 New Shares at an issue price of 6.2 cents per share and one free option for every share subscribed for.

THIS OFFER CLOSES AT 5.00PM WST ON 7 JUNE 2004.
APPLICATION FORMS AND PAYMENT MUST BE RECEIVED BEFORE THAT TIME.

SHARES AND OPTIONS OFFERED BY THIS PROSPECTUS ARE OF A SPECULATIVE NATURE

THIS IS AN IMPORTANT DOCUMENT AND SHOULD BE READ IN ITS ENTIRE TY. IF YOU ARE IN DOUBT ABOUT WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

CORPORATE ADVISOR AND
BROKER TO THE OFFER



ABN 33 104 195 057

This Prospectus will also be issued as an electronic prospectus.

CORPORATE DIRECTORY

Directors

Michael John Evans (Chairman)
B. Bus (WAIT) A.I.T. (WA)

A.C.A. A.C.I.S.
181 Hamersley Road
Subiaco WA 6008

Warwick Robert Grigor
B. Ec., LLB. (ANU) MAusIMM FAICD
107A The Grand Parade
Sutherland NSW 2232

Charles Lee Cavness
Attorney at Law
2273, South Fillmore
Denver, Colorado 80210
United States of America

Company Secretary

Albert Edward Brindal
M.B.A. B.Com. FCPA
Suite 8A, 41 Walters Drive
Osborne Park WA 6017

Principal and Registered Office

Level 1
87 Colin Street
West Perth WA 6005

Telephone (61-8) 9322 3939
Facsimile (61-8) 9322 5116
Internet web site: www.farnl.com.au
Email: admin@farnl.com.au

Share Registry

Advanced Share Registry Services
Level 7
200 Adelaide Terrace
Perth WA 6000

Telephone (61-8) 9221-7288
Facsimile (61-8) 9221-7869

Financial Advisors

Far East Capital Limited *
Level 2, 27 Macquarie Place
Sydney NSW 2000

Broker to the Offer

Hartleys Limited*
Level 6, 141 St Georges Terrace
Perth WA 6000

Stock Exchange Listings

The Australian Stock Exchange Limited *
ASX Code: FAR

United States Office

Suite 2125 South, 600 17th Street
Denver, Colorado 80202

Telephone: (303) 436 1800
Facsimile: (303) 436 1101

*These entities have not been involved in the preparation of any part of this Prospectus and have not consented to be named in this Prospectus. Their names are included for information purposes only.

IMPORTANT INFORMATION

This Prospectus is dated 25 May 2004 and was lodged with the ASIC on that date. The ASIC and ASX take no responsibility for the contents of this Prospectus.

No Shares or Options will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

This document is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding to participate in the Offer. If after reading this Prospectus you have any questions about the Offer, you should contact your stockbroker, solicitor, accountant or professional adviser.

A copy of this Prospectus is available for inspection at the registered office of the Company at Level 1, 87 Colin Street, West Perth, Western Australia, during normal business hours. The Company will provide a copy of this Prospectus to any person on request. The Company will also provide copies of other documents on request (see Section 5.5).

The Company will apply to ASX within 7 days of the date of this Prospectus for Official Quotation by ASX of the Shares and Options offered by this Prospectus.

The Shares and Options offered by this Prospectus should be considered speculative. Please refer to Section 3 for details relating to investment risks.

Applications for Shares and Options can only be submitted on the Application Form attached to and forming part of this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Offer described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer.

No action has been taken to permit the offer of Securities under this Prospectus in any jurisdiction other than Australia.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of Shares and Options in any jurisdiction where, or to any person to whom it would be unlawful to issue this Prospectus.

Please refer to the Glossary in Section 6 for terms and abbreviations used in parts of this Prospectus.

TABLE OF CONTENTS

PROPOSED TIMETABLE	
• lodgement of Prospectus with ASIC and ASX	25 May 2004
• Opening Date of the Issue	25 May 2004
• Closing Date	7 June 2004
• Anticipated date for allotment and issue of Shares and Options	8 June 2004

- Subject to the requirements of Part 6D of the Corporations Act and the ASX Listing Rules, the Directors reserve the right to change the timetable as set out in this Prospectus including the right to extend the Closing Date to a later date.

1. DETAILS OF THE OFFER

1.1 The Offer

The Company is making an offer to investors of Shares and Options at an issue price of 6.2 cents per Share together with one free Option for every Share subscribed for. ("**Offer**").

Each Option issued pursuant to this Prospectus will entitle the Optionholder to subscribe for one (1) Share. The Options are exercisable at a price of 7 cents each on or before 31 July 2005.

The Shares and Options being offered under this Prospectus are of the same class as shares and options presently quoted on the ASX. The rights attaching to the Shares and the terms of the Options are set out in Section 5 of the Prospectus

There is no minimum subscription to the Offer and the Directors will not accept any over subscriptions. The Offer is not underwritten and the Directors reserve the right to place any shortfall arising from the Offer. If the issue is not fully subscribed, the Company intends to proceed with the allotment of those shares and attaching options for which applications are received.

Each Applicant must apply for at least 50,000 New Shares and attaching free Options for a value of $3,100 calculated at 6.2 cents per share. Applications for less than the minimum application of 50,000 New Shares will not be accepted.

A copy of this Prospectus will be made available to those shareholders in the Company as at 5.00pm (Perth time) on 25 May 2004 ("**existing shareholders**") (subject to the comments in paragraph 1.10 regarding non residents) and to selected clients of Member Organisations of ASX. The offer is not a rights issue under the Listing Rules of the ASX, however, Directors of the Company intend in exercise of their discretion to give preference to existing shareholders who apply for Shares and attaching free options offered under this Prospectus and who have retained their existing holdings as at the 7 June 2004.

1.2 Purpose of the Offer

If the Offer is fully subscribed the Company will issue 17,500,000 Shares and 17,500,000 Options pursuant to this Prospectus to raise $1,085,000 before costs of the Offer. If the Offer is not fully subscribed, the Company will issue such lesser number of Shares and Options as are actually subscribed for. If the Offer is not fully subscribed, the Company will still be in a position to fund the majority of its currently budgeted financial obligations for planned operations in the next twelve months although the level of participation in certain projects may need to be reduced.

The funds raised pursuant to the Offer will be used to help fund the exploration activities of the Company, in particular the drilling of the Lake Long Deep well in Louisiana, the Muggles-1 well offshore Carnarvon Basin, the Stokes Bay No 1 well, onshore Canning Basin, the Eagle No 2 well, California and further costs evaluating the results of recent drilling offshore China; and to improve the Company's working capital position.

No allowance has been made for possible development costs that might follow the results of successful exploration.

It is anticipated that the amount to be raised by the Offer, if fully subscribed, ($1,085,000) will be expended in the following manner:

Expenses of the Issue	85,000
Muggles-1 well	200,000
SL 328 Deep Louisiana well*	300,000
Stokes Bay -1 well	160,000
Eagle Number 2 well*	150,000
Exploration Offshore China	100,000
Working Capital	90,000
	$1,085,000

* The Company's share of the actual cost of the SL 328 Deep Well and the Eagle Number 2 well is likely to exceed the amounts shown in the table by approximately $200,000 and $150,000 respectively and will be funded from existing capital.

If the Offer is not fully subscribed, the amount raised by the Offer would be applied first against expenses of the issue, thereafter against exploration in the order set out above or toward working capital in that order.

The anticipated expenditure included above is to cover anticipated exploration programs. In the event of success in the initial exploration wells, it is possible that additional follow up wells may be drilled or development costs incurred, in which case the Company may require additional funding.

Given the speculative nature of exploration for petroleum the intended allocation of funds as set out above may change depending upon exploration results obtained by the Company or other explorers, market conditions and other commercial factors. The timing of expenditures is dependant upon rig availability and other operational factors and therefore the order in which expenditure is incurred may vary from that anticipated above.

This may result in money originally allocated for exploration being used for working capital or money allocated for working capital being used for exploration. The Company's current cash reserves will, when aggregated with expected revenues from United States oil and gas interests, be adequate to fund anticipated financial obligations during the next twelve months although the level of participation in certain projects may need to be reduced. As the Company's activities primarily centre on exploration for oil and gas and programmes for such activities are generally adopted on a yearly basis, it is not possible to meaningfully forecast the Company's likely working capital requirements beyond the coming period of twelve months.

Further information concerning risk factors is set out in section 3 of the Prospectus.

1.3 Opening and Closing Dates

The Company will accept Application Forms up until 5.00pm WST on 7 June 2004 or such other date as the Directors in their absolute discretion shall determine, subject to the requirements of the Listing Rules. ("**Closing Date**").

1.4 Application Form

Acceptance of a completed Application Form by the Company creates a legally binding contract between the Applicant and the Company to subscribe for, pay for and take for the number of Shares and Options accepted by the Company. The Application Form does not need to be signed to be a binding acceptance of Shares and Options. . Should any Director of the Company apply for Shares and Options, any contract arising from acceptance of such an application will be subject to shareholder approval under the Listing Rules and no Shares or Options will be issued to any such Director unless and until such shareholder approval is obtained

1.5

If the Application Form is not completed correctly it may still be treated as valid. The Directors' decision as to whether to treat the Application as valid and how to construe, amend or complete the Application Form is final. The Company may in its discretion accept any application for Shares and Options set out in an Application Form or may reject any such application. If the Offer is oversubscribed, the Company may accept an application for a lesser number of Shares and Options than are specified in the Application Form, in which case the excess subscription price will be refunded to the applicant (without interest)

1.6 Allotment

The Company expects to issue the Shares and Options on 8 June 2004, but no later than 15 Business Days after the Closing Date. Holding statements in relation to the Shares and Options are expected to be dispatched on 8 June 2004 and in any event no later than 15 Business Days after the Closing Date.

1.7 Application Monies held on trust

All Application Monies received for the Shares and Options will be held in trust in a bank account maintained solely for the purpose of depositing Application Monies received pursuant to this Prospectus until the Shares and Options to which those application moneys relate are allotted. All Application Monies will be returned (without interest) if the Shares and Options are not allotted.

1.8 *ASX quotation*

Application will be made to ASX no later than 7 days after the date of this Prospectus for the official quotation of the Shares and Options offered by this Prospectus. If permission is not granted by ASX for the official quotation of the Shares and Options offered by this Prospectus within 3 months after the date of this Prospectus the Company will repay, as soon as practicable, without interest, all Application Monies received pursuant to this Prospectus.

1.9   **CHESS**

The Company participates in the Clearing House Electronic Subregister System, known as CHESS. ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 ("**ASTC**"), a wholly owned subsidiary of ASX, operates CHESS in accordance with the Listing Rules and Securities Clearing House Business Rules.

Under CHESS, Applicants will not receive a certificate but will receive a statement of their holding of Shares and Options.

If you are broker sponsored, ASTC will send you a CHESS statement.

The CHESS statement will set out the number of Shares and Options issued under this Prospectus, provide details of your holder identification number, the participant identification number of the sponsor and the terms and conditions applicable to the Shares and Options, including a notice to exercise the Options.

If you are registered on the Issuer Sponsored subregister, your statement will be dispatched by Advanced Share Registries and will contain the number of Shares and Options issued to you under this Prospectus and your security holder reference number.

A CHESS statement or Issuer Sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their shareholding changes. Shareholders may request a statement at any other time, however, a charge may be made for additional statements.

1.10   **Overseas Shareholders**

No offer of Shares and Options will be made under this Prospectus to investors resident outside Australia. The Directors reserve the right to offer portion of 17,500,000 Shares and attaching Options being offered under this Prospectus to investors outside Australia (including current shareholders) where the Directors are satisfied that it is lawful to do so.

This Prospectus and accompanying Application Form do not, and are not intended to, constitute an offer of securities in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

1.11   **Underwriting**

The Offer is not underwritten.

1.12   **Risk Factors**

An investment in Shares and Options should be regarded as speculative. In addition to the general risks applicable to all investments in listed securities, there are specific risks associated with an investment in the Company which are set out in Section 3.

1.13   **Taxation implications**

The Directors do not consider that it is appropriate to give Shareholders advice regarding the taxation consequences of subscribing for Shares and Options under this Prospectus. The Company, its advisers and its officers do not accept any responsibility or liability for any taxation consequences to Shareholders. As a result, Shareholders should consult their professional tax adviser in connection with subscribing for Shares and Options under this Prospectus.

1.14   **Major activities and financial information**

A summary of the major activities and financial information relating to the Company for the financial year ended 31 December 2003 is contained in the Financial Report lodged with ASIC on 26 March 2004 and the Annual Report which was mailed to Shareholders on 13 April 2004.

1.15   **Enquiries concerning Prospectus**

Enquiries relating to this Prospectus should be directed to the Company Secretary by telephone on (08) 9322 3939 or facsimile on (08) 9322 5116.

2. ACTION REQUIRED BY APPLICANTS

2.1 Application for Shares and Options under this Prospectus

Applications for Shares and Options under this Prospectus must be made on the Application Form which accompanies this Prospectus, in accordance with the instructions referred to in this Prospectus and on the Application Form. Please read the instructions carefully.

Please complete the Application Form by filling in the details in the spaces provided and attach a cheque for the amount indicated on the Application Form. Payment may also be made by Bank/telex transfer to our bank account as per details provided below.

Completed Application Forms must be accompanied by a cheque in Australian dollars, crossed "**Not Negotiable**" and made payable to "**First Australian Resources Limited Share Issue Trust Account**" and lodged at any time after the issue of this Prospectus and on or before the Closing Date at the Company's share registry (by delivery or by post) at:

By delivery: First Australian Resources Ltd
Level 1,
87 Colin Street
WEST PERTH WA 6005

By post: First Australian Resources Ltd
PO Box 703
WEST PERTH WA 6872

Banking Details for Direct Payments or TT:

Bank: Challenge Bank
109 St. Georges Terrace
Perth WA 6000

BSB: 036-000

A/C No: 33-1955

A/C Name: First Australian Resources Limited Share Issue Trust Account

Facsimile Number: 08-9322-5116

3. RISK FACTORS

Potential investors in the Company should be aware that subscribing for shares involves a number of risks. The risk factors outlined in this Section and elsewhere in this Prospectus should be carefully considered by investors when evaluating an investment in the Company. In addition, investors should appreciate that the value of shares and options on ASX may rise or fall depending on a range of factors beyond the control of the Company. This is especially the case with companies undertaking oil and gas exploration and production activities.

Any of the factors set out in this Section or any other factors identified in this Prospectus may materially affect the financial performance of the Company and the market price of the Shares and Options. To that extent the Shares and Options carry no guarantee with respect to the payment of dividends, return on capital or the price at which those Shares and Options will trade on the ASX.

The Directors consider that an investment in the Company should be considered speculative due to:

(a) the recent volatility in publicly listed entities on world stock markets generally, and of mining and exploration companies in particular; and

(b) the speculative nature of oil and gas exploration and production activities.

While the Company plans to take prudent measures to safeguard from, or mitigate its exposure to these risks, many of the risks are outside of the Company's control.

There are a number of risk factors that investors should consider before deciding whether or not to invest in the Options and whether or not to exercise the Options. The principal risk factors include, but are not limited to, the following:

3.1 Security Investments

Applicants should be aware that there are risks associated with any securities investment. The prices at which the Shares and Options trade may be above or below the Offer Price or the Exercise Price (as the case may be), and may fluctuate in response to a number of factors.

Further, the stock market and in particular the market for oil and gas exploration companies has experienced extreme price and volume fluctuations that has often been unrelated or disproportionate to the operating performance of such companies. There can be no guarantee that these trading prices will be sustained. These factors may materially affect the market price of the Shares and Options, regardless of the Company's operational performance.

3.2 Share Market Conditions

The market price of the Shares and Options may fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in general and resource stocks in particular. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.

3.3 Exploration and Development Risks

Oil and Gas exploration and production are high risk enterprises, not always providing high rewards. In addition to the normal competition for prospective ground, and the high average costs of an economic discovery, factors such as demand for commodities, stock market fluctuations affecting access to new capital, sovereign risk, political and administrative upheavals, land access delays, equipment delays, environmental issues, operating hazards, labour disruption, cost overruns, unforseen events, project financing difficulties, foreign currency fluctuations and technical problems all affect the ability of a company to profit from any discovery.

The interpretation of geological, geophysical and engineering data on which a drilling prognosis is made is often on the basis of extrapolation from known data points such as existing wells or surface outcrop and may prove to be inaccurate.

There is no assurance that exploration and development of the Company's existing oil and gas interests, or any other projects that may be acquired in the future, will result in the discovery of a producing field or well. Even if an apparently viable discovery is made, there is no guarantee that it can be profitably exploited.

3.4 Resource Estimates

The volumes of discovered hydrocarbons and recovery factors are subject to great uncertainty, especially at the early stages of appraisal, and initial estimates of reserves may be proven incorrect by future seismic, appraisal, testing and production. Should the Company encounter hydrocarbons or formations different from those predicted by past drilling, seismic and similar examinations, resource estimates may have to be adjusted and development and production plans may have to be altered in a way which could adversely affect the Company's operations.

3.5 Title

The Company is involved in exploration in developing countries, some of which have an evolving legislative and legal environment. The reliability and enforceability of legal rights, including ownership of permits, may be difficult. Many of the tenements in which the Company has an interest will be subject to applications for renewal. The renewal of the term of each tenement is at the discretion of various authorities and governments within which the Company conducts exploration activities.

If a tenement is not renewed, the Company may suffer significant damage through loss of the opportunity to develop and discover oil and gas deposits on that tenement.

3.6 Native Title Risks

Some or all of the mining tenements held by the Company may be subject to native title claims in the future. Should a native title claim be lodged in respect to one of the Company's oil and gas tenements, it may have a material adverse effect on the Company's business and its financial condition and performance.

3.7 Policies and Legislation

Any material adverse changes in government policies or legislation affecting oil and gas exploration activities may affect the viability and profitability of the Company.

3.8 Joint Venture Parties, Contractors and Contractual Disputes

The Directors are unable to predict the risk of:

(a)   financial failure or default by a participant in any joint venture to which the Company is, or may become, a party; or

(b)   insolvency or other managerial failure by any of the Operators and contractors used by the Company in its exploration activities; or

(c)   insolvency or other managerial failure by any of the other service provider used by the Company or its Operators for any activity.

3.9 Future Capital Needs and Additional Funding

The future capital requirements of the Company will depend on many factors including the results of any future exploration programs, and the ability to successfully exploit oil and gas discoveries.

Should the Company require additional funding there can be no assurance that additional financing will be available on acceptable terms, or at all. Any inability to obtain additional finance, if required, would have a material adverse effect on the Company's business and its financial condition and performance.

3.10 Operating Risks

By its nature, the business of oil and gas exploration and/or production, which the Directors intend the Company to undertake, contains risks. Prosperity depends on the successful exploration and/or acquisition of recoverable and economic reserves, design and construction of efficient processing facilities, competent operation and proficient marketing of the product.

Many of the Company's oil and gas assets are in a pre-development phase. As a result, the Company will be subject to all the risks inherent in the establishment of new operations. No assurances can be given to the level of viability that the Company's operations may achieve.

The operations of the Company, if and when it commences production, may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including environmental hazards, industrial accidents, technical failures, labour disputes, unusual or unexpected rock formations, formation damage, flooding and extended interruptions due to inclement or hazardous weather conditions, fire and explosions.

These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While the Company currently intends to maintain insurance within ranges of coverage consistent with industry practice, no assurance can be given that the Company will be able to obtain such insurance coverage at reasonable rates (or at all), or that any coverage it obtains will be adequate and available to cover any such claims.

3.11 Commodity Price Volatility

Future earnings are likely to be closely related to the price of oil and gas and the terms of any sale agreements which the Company or its joint venturers enters into.

Oil and gas prices may fluctuate and are affected by numerous factors beyond the control of the Company. These factors include world demand, forward selling by producers, production cost levels in other producing regions and global conflict.

Moreover, oil and gas prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates, currency and exchange rate fluctuations, and global and regional demand for, and supply of, oil and gas as well as general global economic conditions. These factors may have an adverse effect on the Company's exploration, development and production activities, as well as on its ability to fund those activities.

3.12 Environmental Risks

The Company's oil and gas activities are subject to laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. As with all oil and gas projects, a variety of environmental impacts exist. The Company intends to conduct its activities in an environmentally responsible manner and in accordance with applicable laws.

3.13 Economic Risk

Changes in customer preference for alternative energy sources or the general economic climate in which the Company operates may adversely affect the financial performance of the Company. Factors which may contribute to that general economic climate include the level of direct and indirect competition against the Company, industrial disruption, the rate of global growth, interest rates and the rates of inflation.

3.14 Reliance on Key Personnel

The Company is reliant on a number of key employees, including Mr Michael Evans who is an Executive Director of the Company. The loss of one or more of its key personnel could have an adverse impact on the business of the Company.

There are currently no service agreements between the Company and any Director that requires the Director to remain a Director of the Company for any period of time.

3.15 Tax Reform

The United States and Australian Governments have indicated that they may introduce tax reforms, the introduction and scope of which is uncertain. Until the precise nature of reforms are determined, the Company is not able to give any assurance as to the impact on its operating and financial performance.

4 EFFECT OF THE ISSUE

4.1 Consolidated Pro-forma Balance Sheets

Set out below, for the purposes of illustration only, is a pro-forma balance sheet of the Company after taking account of the Issue and assuming the Offer is fully subscribed. The Issue, if fully subscribed, will have the effect of increasing cash reserves by up to $1,085,000 before costs. The statement of financial position (unaudited) shown in the table below is based on the audited financial statements at 31 December 2003 adjusted for significant transactions between that date and the date of this prospectus, prepared on the basis of the accounting policies normally adopted by the Company but prior to any adjustments for well depletion and possible write down of exploration costs in the China drilling program and reflects the changes to its financial position on the assumption that the Offer is fully subscribed and the Issue is completed.

	2003 (unaudited)	Effect of Issue	Proforma
CURRENT ASSETS	$	$	$
Cash	2 437 525	1 000,000	3 437 525
Receivables	356 795		356 795
Other (prepaid wells)	299 367		299 367
Total Current Assets	3 093 687	1 000,000	4 093 687
NON CURRENT ASSETS			
Receivables	456		456
Investments	1 285		1 285
Property, plant and equipment	167 909		167 909
Oil and gas properties	7 322 380		7 322 380
Total Non-Current Assets	7 492 030		7 492 030
TOTAL ASSETS	$10 585 717	$1 000 000	$11 585 717
CURRENT LIABILITIES			
Accounts payable	170 426		170 426
Borrowings	697 493		697 493
Provisions	3 185		3 185
Total Current Liabilities	$871 104		$871 104
NON-CURRENT LIABILITIES			
Interest-bearing liabilities	-		
Provisions	34 863		34 863
Total Non-Current Liabilities	34 863		34 863
TOTAL LIABILITIES	$905 967		$905 967
NET ASSETS	$9 679 750	$1 000 000	$10 679 750
EQUITY			
Contributed Equity	31 595 868	1 000 000	32 595 868
Reserves	(527 970)		(527 970)
Accumulated losses	(21 388 148)		(21 388 148)
TOTAL EQUITY	$9 679 750	$1 000 000	$10 679 750

4.2   Capital structure

As at the date of lodgement of this Prospectus, the issued capital of the Company is currently 170,853,009 Shares. In addition, as at the date of this Prospectus, the Company has on issue 87,100,335 quoted options exercisable at $0.07 (seven cents) if exercised on or before 31 July 2005 ("**Exercise Price**"), each option entitling the holder to acquire one Share.

If all the Shares and Options are allotted (ie if the Offer is fully subscribed), the principal effects of the Offer on the Company will be to:

(a)   increase cash reserves by up $1,085,000 (before expenses of the Offer);

(b)   increase the number of Shares and Options the Company has on issue by up to 17,500,000 and 17,500,000 respectively; and

(c)   if all existing 87,100,335 options and new Options totalling 17,500,000 are exercised, the number of issued Shares will increase by 104,600,335.

On the completion of this Issue and presuming all the shares and options are allotted the share capital of the Company will be as set out in the table following. This assumes that none of the existing options are exercised prior to the allotment

	Number of Shares	Amount
Shares		
Issued Shares as at date of Prospectus	170,853,009	$32,133,028
New Shares issued under this Prospectus	17,500,000	$1,085,000

Options	Exercise Price	Number of options	Expiry Date
Issue Options as at date of Prospectus	$0.07	87,100,335	31 July 2005
New Options issued under this Prospectus	$0.07	17,500,000	31 July 2005

4.3   Market price of Shares and Options

The highest and lowest market sale prices of the Company's Shares on ASX during the 3 months immediately preceding the date of lodgement of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: 11.5 cents per Share on 20 April 2004

Lowest: 5.0 cents per Share on 14 May 2004

The latest available market sale price of the Company's Shares on ASX at the date of lodgement of this Prospectus with the ASIC was 5.7 cents per Share on 25 May 2004.

The highest and lowest market sale prices of the Company's July 2005 Options on ASX during the 3 months immediately preceding the date of lodgement of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: 6.0 cents per Option on 20 April 2004

Lowest: 1.9 cents per Option on 14 May 2004

The latest available market sale price of the Company's July 2005 Options on ASX at the date of lodgement of this Prospectus with the ASIC was 2.3 cents per Option on 25 May 2004.

4.4 Dividend policy

The Shares issued upon exercise of the Options will rank pari passu in all respects (including dividend and bonus issues) with all existing Shares in the capital of the Company from the date of allotment and issue. The Directors are not able to say when and if dividends will be paid in the future, as the payment of any dividends will depend on the future profitability, financial position and cash requirements of the Company.

5 ADDITIONAL INFORMATION

5.1 Terms and Conditions of Options

The terms and conditions of the Options to be issued pursuant to this Prospectus are as follows:

1. The options will expire on 31 July 2005 (**"Expiry Date"**).

2. The exercise price of each option is 7 cents if exercised on or before 31 July 2005 (**"Exercise Price"**).

3. Each option exercised will entitle the holder to one Share in the capital of the Company.

4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares (see Section 5.2 for the rights attaching to Shares).

7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will be provided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.

8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a **"Bonus Issue"**), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date for the Bonus Issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.

11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.

12. Application will be made for official quotation of the options on ASX.

5.2 Rights attaching to Shares

Should optionholders exercise their Options in accordance with Section 5.1, the Shares subsequently issued by the Company will rank equally in all respects with the Company's existing Shares.

The rights attaching to Shares arise from a combination of the Company's Constitution, statute and general law.

Copies of the Company's Constitution are available for inspection during business hours at the Company's registered office. The clauses of the Constitution contain the internal rules of the Company and define matters such as the rights, duties and powers of its Shareholders and Directors, including provisions to the following effect (when read in conjunction with the Corporations Act or Listing Rules):

(a) **Shares**

The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the Directors, subject to the Corporations Act, ASX Listing Rules and any rights attached to any special class of shares.

(b) **Transfer of Shares**

The Company participates in the electronic share registration and transfer system known as CHESS operated by ASX under the Security Clearing House Business Rules. Accordingly, the Company will issue holding statements in lieu of share certificates. The Company will not charge any fee for registering a transfer of shares. The Directors may refuse to register a transfer of shares, or request SCH to apply a holding lock to prevent a proper SCH transfer, in the circumstances identified in the Constitution or as otherwise permitted or required under the Corporations Act or Listing Rules.

(c) **Meetings of members**

Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by section 249D of the Corporations Act. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 natural persons, each of whom is or represents different Shareholders who are eligible to vote.

The Company holds annual general meetings in accordance with the Corporations Act and the Listing Rules.

(d)   **Voting**

Subject to any rights or restrictions for the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents.

On a poll each eligible member has one vote for each share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(e)   **Directors**

Under the provisions of the Constitution, unless changed by the Company in general meeting, the minimum number of Directors is 3 and the maximum is 10. The existing Directors and the Company in general meeting may appoint a new Director to fill a casual vacancy or as an addition to the board. Any such Director must retire at the next following General Meeting under the Constitution, (at which meeting he or she may be eligible for election as a Director). No Director, other than the Managing Director, may hold office for longer than 3 years without submitting himself or herself for re-election at the next following Annual General Meeting.

The business of the Company is to be managed by or under the direction of the Directors. The Directors are not required by the Constitution to hold any shares in the Company.

(f)   **Dividends**

Subject to any rights attaching to shares which may in the future be issued with special or preferred rights, the Directors may fix the amount, the time for payment and the method of payment of a dividend. Subject to any special rights attaching to shares (such as preference shares), dividends will be paid proportionately to the number of shares held by each member. The Company is not required to pay any interest on dividends.

(g)   **Officers: indemnities and insurance**

Under the Constitution, to the extent permitted by law, the Company indemnifies every person who is or has been a Director or Secretary of the Company against a liability incurred by that person in his or her capacity as a Director or Secretary provided that the liability does not arise out of conduct involving his or her own dishonesty, negligence, lack of good faith or breach of duty. The Company may also pay the premiums on Directors and officers liability insurance.

(h)   **Winding Up**

If on a winding up of the Company there remains a surplus, then under the Constitution and subject to any rights attaching to shares which may in the future be issued with special or preferred rights, all assets representing the surplus that may be legally distributed among Shareholders may be so distributed pursuant to the terms of a Special Resolution of the members.

5.3 Company is a disclosing entity

Disclosing entities are, pursuant to the Corporations Act, entitled to issue a prospectus satisfying the test set out in Section 713 of the Corporations Act where the securities offered by the prospectus are quoted ED securities and securities are in a class of securities that were quoted ED securities at all times in the 12 months before the issue of the prospectus. A short form prospectus is only required to contain information related to the issue of securities the subject of the prospectus. Other general information is not required to be included by a disclosing entity as the periodic reporting and continuous disclosure obligations now required of disclosing entities means that all this information should have previously been released to the market.

The Company is a "disclosing entity" for the purposes of Section 111AC of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations which require it to disclose to ASX in accordance with the requirements of the ASX Listing Rules (and subject to the exceptions in the Listing Rules) any information of which it is, or becomes, aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company. No information has been excluded from disclosure to the ASX by the Company under the exceptions to disclosure in the Listing Rules.

The New Shares are in the same class as Ordinary Shares in the Company that have been quoted ED securities at all times in the 12 months prior to the issue of the Prospectus. The attaching Options are options to acquire Ordinary Shares in the Company being a class of shares that have been quoted ED securities at all times in the 12 months prior to the issue of the Prospectus.

The Company believes that it has complied with the general and specific requirements of the ASX (as applicable from time to time throughout the 12 months before the issue of the Prospectus) which requires the Company to notify the ASX of information about specified events or matters as they arise for the purpose of the ASX making that information available to the stock market conducted by the ASX.

Documents released by the Company in accordance with regular reporting and disclosure obligations include:

(a) annual and half yearly financial reports accompanied by a Directors' declaration and report, and an independent audit or review report, lodged with the ASIC and ASX;

(b) a Mining Exploration Entity Quarterly Report lodged with ASX; and

(c) immediate notification to ASX of any information concerning the Company of which it is aware, or becomes aware, and which a reasonable person would expect to have a material effect on the share price or value of securities of the Company.

5.4 Inspection and copies of documents

Copies of documents lodged by the Company in connection with its reporting and disclosure obligations may be obtained from, or inspected at, an office of the ASIC or ASX. The Company will provide a copy of each of the following documents, free of charge, to any person who requests them prior to the Closing Date:

(a) the audited annual financial report of the Company for the financial year ended 31 December 2003 (being the last annual financial report for a financial year to be lodged with ASIC or the ASX in relation to the Company before the issue of this Prospectus);

(b) any other continuous disclosure notices lodged by the Company with ASX in relation to the Company in the period starting after the lodgement of the last annual financial report, (being for the year ended 31 December 2003), and ending before the lodgement of this Prospectus with ASIC.

The documents listed below have been lodged by the Company by way of compliance with continuous disclosure obligations under the Listing Rules of the ASX to notify ASX of information relating to the Company from 26 March 2004 being the date of lodgement of the audited annual financial report (being for the financial year ended 31 December 2003) and before the lodgement of this Prospectus with the ASX:

Date Lodged	Subject of Announcement
26 March 2004	ASIC Annual Audited Accounts
26 March 2004	Lake Long Deep Prospect Acquisition
26 March 2004	Appendix 3B – Option Allotment
13 April 2004	Notice of Annual General Meeting
14 April 2004	Multi-Well Program Commences Offshore China
15 April 2004	Lake Long Acquisition Agreement Finalised/Appendix 3B – Acquisition
21 April 2004	Wei 12-7-1 Exploration Well Progress Report
21 April 2004	First Quarter Activities Report
21 April 2004	First Quarter Cashflow Report
21 April 2004	Change of Director's Interest Notice
27 April 2004	Spuds Appraisal Well Block 22/12 Offshore China
30 April 2004	Activity Update – USA Gulf Coast
30 April 2004	Appendix 3B – Exercise of July 2005 Options
3 May 2004	Beibu Gulf Appraisal Well Confirms 11 Metre Net Oil Pay
10 May 2004	FAR spuds 2nd Appraisal Well Block 22/12 Offshore China
14 May 2004	Drilling Activity Update Block 22/12 Offshore China
19 May 2004	AGM Presentation Material
19 May 2004	Results of AGM
21 May 2004	Activity Update - USA
25 May 2004	Placement/Appendix 3B

The documents referred to in paragraphs (a) and (b) above are not included in, and do not accompany, this Prospectus.

In addition, the following documents are available for inspection throughout the application period of this Prospectus during normal business hours at the registered office of the Company at Level 1, 87 Colin Street, West Perth, Western Australia:

(a)   this Prospectus;

(b)   the Company's Constitution; and

(c)   the consents provided by the Directors to the issue of this Prospectus.

5.5   Directors' interests

Except as disclosed in this Prospectus, no Director or proposed Director, and no firm in which a Director or proposed Director is a partner:

(a)   has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(b)   has been paid or given or will be paid or given any amount or benefit to induce him or her to become, or to qualify as, a Director, or otherwise for services rendered by him or her in connection with the formation or promotion of the Company or the Offer.

Name	Shares	Shares	Options
	Beneficially owned (held directly or indirectly)	Not beneficially owned (held by companies in which directors may have some voting and/or dispositive power)	Beneficially owned (held directly or indirectly) (i)Expiring 31 July 2005 (ii) Incentive Options approved 19 May 2004 to be issued within 30 days
M J Evans	1,459,500		(i)145,950 (ii)5,000,000
C L Cavness	150,000		(ii)1,000,000
W R Grigor	6,261,628		(i)1,069,412 (ii)1,500,000

Remuneration of Directors

The Constitution provides that non-executive Directors may be paid for their services as Directors a sum not exceeding such fixed sum per annum as may be determined by the Company in general meeting, to be divided among the Directors in such proportion and manner as the Directors agree and, in default of agreement, equally. There are currently two non-executive Directors who each receives fees of $15,000 per annum.

Executive remuneration and other fees paid to Directors in each of the 2002 and 2003 financial years have been disclosed in the Annual Report of the Company for the year ended 31 December 2003.

5.6   Interests of other persons

The Company has reached an agreement with Hartleys Limited ("**Hartleys**") whereby

a) Hartleys will act as broker to the Offer for a fee of 6 percent of the amount raised on a best endeavours basis.

b) Hartleys will be retained for financial public relations services for a term of twelve months at a fee of $5000 per month.

c) The Company will grant a call option to Zenix Nominees Pty Ltd, a company associated with Hartleys over that number of securities that represents ten percent of the actual securities allotted under the Offer. If such call option is exercised, Zenix Nominees Pty Ltd will pay the same price per share as other persons participating in the Offer.

During the preceeding two years Hartleys was paid the amount of $42,900 representing brokerage fees in respect of a capital raising during January 2004.

Except as disclosed in this Prospectus, no stockbroker or underwriter to the Issue, promoter of the Company, or any other person named in this Prospectus as performing a function in a professional, advisory or other capacity:

(a)   has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or has been paid or given or will be paid or given any amount or benefit in connection with the formation or promotion of the Company or the Offer.

(b)   has been paid or given or will be paid or given any amount or benefit in connection with the formation or promotion of the Company or the Offer.

Advanced Share Registry Services Pty Ltd will be paid approximately $2,000 (including GST) in fees for professional services in connection with the Offer. In the past two years Advanced Share Registry Services Pty Ltd has been paid a total of $28,210 in fees for share registry services provided to the Company.

5.7   Expenses of Offer

The estimated expenses of the Offer are as follows:

	$
ASIC lodgement fee	2,010.00
ASX quotation fee	7,100.00
Share registry expenses	2,000.00
Legal expenses	3,000.00
Printing, mailing and other expenses	6,000.00
Brokerage Fees	65,100.00
Total	**85,210.00**

5.8   Consents

The following consents have been given in accordance with the Corporations Act and have not been withdrawn as at the date of lodgement of this Prospectus with the ASIC:

Advanced Share Registry Services Pty Ltd has given, and has not withdrawn, its written consent to be named in this prospectus as share registry. Advanced Share Registry Services has not authorised or caused the issue of this Prospectus or the making of the Offer. Advanced Share Registry Services makes no representation regarding, and to the extent permitted by law excludes any responsibility for, any statements in or omissions from any part of this Prospectus.

Hartleys has given, and has not withdrawn, its written consent to be named in this prospectus as broker to the issue. Hartleys has not authorised or caused the issue of this Prospectus or the making of the Offer. Hartleys makes no representation regarding, and to the extent permitted by law excludes any responsibility for, any statements in or omissions from any part of this Prospectus

5.9   Directors' statement

The Directors state that they have made all reasonable enquires and have reasonable grounds to believe that all statements made by the Company in this Prospectus are true and not misleading and that, in respect of any other statements made in this Prospectus by persons other than the Directors, the Directors have made reasonable enquiries and have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons having given their consent to the inclusion of such statement or statements in this Prospectus and not having withdrawn that consent, before lodgement of this Prospectus with the ASIC or, to the Directors' knowledge, before any issue of securities pursuant to this Prospectus.

This Prospectus is prepared on the basis that:

(a)   certain matters may be reasonably expected to be known to professional advisers of any kind with whom applicants may reasonably be expected to consult; and

(b)   information is known to applicants or their professional advisers by virtue of any acts or laws of Western Australia or the Commonwealth of Australia.

Each Director has consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent.

6.   GLOSSARY OF TERMS

These definitions are provided to assist persons in understanding some of the expressions used in this Prospectus.

"Application"	A valid application for Shares and Options made pursuant to this Prospectus on an Application Form.
"Applicant"	A person who submits an Application Form.
"Application Monies"	Application monies for Shares and Options received by the Company.
"ASIC"	Australian Securities and Investments Commission.
"ASTC"	ASX Settlement and Transfer Corporation Pty Ltd ACN: 008 504 532.
"ASX"	Australian Stock Exchange Limited ACN 008 129 164.
"Board"	The directors of the Company meeting as a board.
"Bonus Issue"	A bonus issue of securities to Shareholders.
"Business Day"	Monday to Friday inclusive, other than a day that ASX declares is not a business day.
"CHESS"	ASX Clearing House Electronic Subregistry System.
"Closing Date"	7 June 2004 or such later date as the Directors may determine.
"Company"	First Australian Resources Limited ABN 41 009 117 293.
"Constitution"	The constitution of the Company as at the date of this Prospectus.
"Corporations Act"	The Corporations Act
"Directors"	The Directors of the Company as at the date of this Prospectus.
Application Form" or "Form"	The Application form attached to this Prospectus
"Exercise Price"	The exercise price of the Options, being 7 cents per Option if exercised on or before 31 July 2005.
"Expiry Date"	The expiry date of the Options, being 31 July 2005.
"Financial Report"	The financial report of the Company within the meaning of the Corporations Act.
"Issue" or "Offer"	The offer pursuant to this Prospectus by the Company of Shares and Options at an issue price of 6.2 cents per Share.
"Issuer Sponsored"	Securities issued by an issuer that are held in uncertificated form without the holder entering into a sponsorship agreement with a broker or without the holder being admitted as an institutional participant in CHESS.

"Listing Rules"	The Listing Rules of ASX.
"New Shares"	The Shares to be issued under this Prospectus
"Offer Price"	6.2 cents per Share and one (1) free attaching Option for every New Share applied for.
"Official List"	The official list of ASX.
"Official Quotation"	Quotation of Securities on the Official List.
"Option or Options"	An option to subscribe for one Share exercisable at 7 cents per Option if exercised on or before 31 July 2005 and otherwise on the terms contained in Section 5.1.
"Optionholders"	Holders of Options.
"Prospectus"	This prospectus dated 25 May 2004
"Relevant Company"	The Company and each subsidiary of the Company.
"Section"	A section of this Prospectus.
"SCH"	Securities Clearing House.
"Shareholders"	Holders of Shares.
"Shares"	Ordinary fully paid shares in the capital of the Company.
"$"	Australian dollars.
"WST"	Western Standard Time, being the time in Perth, Western Australia.

PIN CHEQUES - DO NOT STAPLE

PLACEMENT SHARE OFFER APPLICATION FORM

Share Registrars use only

Broker Code   Advisor Code

FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

Broker/Dealer Stamp

For the issue of up to 17,500,000 ordinary Shares (New Shares) at an issue price of 6.2 cents per share and one free attached Option for every New Share applied for.

To meet the requirements of the Corporations Act, this Application Form must not be handed on unless attached to the Prospectus.

PLEASE READ ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM

A I/We apply for [   ] New Shares in First Australian Resources Ltd at 6.2 cents per share or such lesser

Number of New Shares which may be allocated to me/us by the Directors together with one free attaching Option for each New Share allotted.

B I/We lodge full application monies [$]

FULL NAME (PLEASE PRINT)
Title, Given Name(s) & Surname or Company Name

C [   ]

Joint Applicant #2 or designated account

[   ]

Joint Applicant #3 or designated account

[   ]

POSTAL ADDRESS (PLEASE PRINT)
Street Number   Street

D [   ]

Town or Suburb   State   Postcode

[   ]

Contact Name   Telephone Number – Business Hours

E [   ] (   ) [   ]

Telephone Number – After Hours

(   ) [   ]

CHESS HIN (Where Applicable)

F [   ]

Tax File Number or Exemption   Applicant #2   Applicant #3

G [   ]

CHEQUE DETAILS

	Drawer	Bank	Branch	BSB	Amount of Cheque
H					$
I					$

J I/We declare that this application is completed according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the Constitution of First Australian Resources Ltd and the terms and conditions of the Options as set out in the Prospectus.

Returning the Application Form with your cheque for the application monies will constitute your offer to subscribe for New Shares in the Company or bank / telex transfer funds prior to forwarding the placement share offer application form.

NO SIGNATURE IS REQUIRED
You should read the prospectus carefully before completing this Application Form.

28

HOW TO COMPLETE THE APPLICATION FORM

Please complete all relevant sections of the Application Form using BLOCK LETTERS

A)   Enter the NUMBER OF NEW SHARES you wish to apply for. Applications must be for the minimum of 50,000 as set down in the Prospectus. You will automatically be taken to have applied for an equal number of attaching options.

B)   Enter the TOTAL AMOUNT of application money payable. To calculate the amount multiply the number of shares applied for by the amount per share (6.2 cents).

C)   Enter the FULL NAME(S) and TITLE(S) of all legal entities that are to be recorded as the registered holder(s). Refer to the Name Standards below for guidance on valid registration.

D)   Enter the POSTAL ADDRESS for all communications from the Company. Only one address can be recorded.

E)   Enter telephone numbers and a contact person the registry can speak to if they have any queries regarding this application.

F)   If you are sponsored in CHESS by a stockbroker or other CHESS participant enter your Holder Identification Number (HIN). Otherwise, leave the boxes blank and on allotment you will be sponsored by the Company and a SRN will be allocated to you.

G)   Enter the tax file number(s) of the applicants. With a joint holding, only the tax file numbers of two holders are required.

H)   Payment must be made in Australian Currency and cheques must be drawn on an Australian Bank. Cheques or bank drafts must be payable to First Australian Resources Ltd and crossed Not Negotiable. Cheques not properly drawn will be rejected. Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application may be rejected.

I)   Before completing the Application Form the applicant(s) should read the Prospectus to which the application relates. The applicant(s) agree(s) that this application is for shares and options in First Australian Resources Ltd upon and subject to the terms of the Prospectus, agree(s) to take any number of New Shares and attaching options equal to or less than the number of New Shares indicated in Box A that may be allotted to the applicants pursuant to the Prospectus and declare(s) that all details and statements made are complete and accurate. . It is not necessary to sign the Application Form.

Forward your completed application together with the application money to:

By Delivery
First Australian Resources Ltd - Placement Offer
Level 1, 87 Colin Street
WEST PERTH WA 6005

or:

By Post
First Australian Resources Ltd - Placement Offer
PO Box 703
WEST PERTH WA 6872

Bank details for bank, telex transfer of funds:

Bank name and address: Challenge Bank Limited
                         109 St. Georges Terrace
                         Perth WA 6000

Account Name: First Australian Resources Ltd
                         Share Issue Trust Account

BSB: 036-000

Account Number: 33-1955

Applications must be received by no later than 5:00pm on 7 June 2004. The Directors reserve the right to close the issue prior to that date.

Name Standards:-
- Only legal entities may be registered as the holders of securities
- The full and correct name of each entity must be shown.
- Salutations such as Mr, Mrs & Ms should be included.
- Securities cannot be registered in the name of a trust and no trust can be implied.
- Securities should not be registered in the name of a minor or a deceased person.

- An account designation can be included. If shown, it must be contained within one line and within the "< >" symbols. The last word of the designation must be Account or A/C.

Type of Investor		Correct Form of Registration
Individual	Use given names in full, not initials	Mr John Alfred Smith
Company	Use company's full title, not abbreviations	ABC Pty Ltd
Joint Holdings	Use full and complete names	Mr Peter Robert Wills & Ms Lee Susan Wills
Trusts	Use the trustee(s) personal name(s).	Mrs Susan Jane Smith <Sue Smith Family A/C>
Deceased Estates	Use the executor(s) personal name(s)	Ms Jane May Smith & Mr Frank William Smith <Est. John Smith A/C>
Minor (or person under the age of 18)	Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>
Partnerships	Use the partners personal names	Mr John Robert Smith & Mr Steven John Smith <John Smith and Son A/C>
Long Names	Use given names in full	Mr John William Alexander Robertson-Smith
Clubs / Unincorporated Bodies / Business Names	Use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>
Superannuation Funds	Use the name of the trustee of the fund	Jane Smith Pty Ltd <Super Fund A/C>